SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: December 6, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .)

Enclosed:

     Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: December 6, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

December 6, 2004

IVANHOE MINES EXTENDS HUGO NORTH GEOPHYSICAL ANOMALY
FOUR KILOMETRES NORTH

ADDITIONAL GEOPHYSICAL TARGETS IDENTIFIED

ULAANBAATAR, MONGOLIA — Ivanhoe Mines Chairman Robert Friedland, Deputy Chairman Edward Flood and Oyu Tolgoi Project Manager Charlie Forster announced today that the company has received encouraging results from the first pass of its proprietary, deep-penetrating, Induced Polarization (IP) survey on the Ivanhoe-Entrée Gold Inc. (TSX-V:ETG) joint-venture property, contiguous with and directly north of Ivanhoe’s 100%-owned Oyu Tolgoi Project in Mongolia’s South Gobi region. The preliminary IP survey results indicate that the Hugo North IP anomaly extends onto the Ivanhoe/Entree joint-venture property for approximately four kilometres in a north-northeasterly direction. The IP survey also has identified several other significant geophysical targets on the joint-venture property.

The proprietary IP system used on the Oyu Tolgoi property was developed by Delta Geoscience, of Canada, to explore for and delineate sulphide mineralization to depths not normally detected by typical IP surveys. Ivanhoe is continuing to use the system on its exploration properties in Mongolia and in China’s Inner Mongolia region. At Oyu Tolgoi, the IP surveys have delineated a continuous chargeability anomaly over a six-kilometre strike length representing sulphide mineralization that hosts the Southwest Oyu, South Oyu, Central Oyu and Hugo Dummett copper and gold deposits. The northern-most 1.6-kilometre section of the IP anomaly on the Oyu Tolgoi property represents the gold-rich, high-grade-copper Hugo North porphyry deposit.

“The new IP survey indicates that the potential for further expansion of the Hugo North copper-gold deposit is significant,” said Mr. Friedland. “Given these results, we plan to systematically drill-test the anomaly.”

The IP anomaly, which is approximately 350 metres wide at the northern end of the Oyu Tolgoi property, narrows in width to approximately 150 metres approximately 500 metres north of the Oyu Tolgoi property boundary. The depth to the top of the IP target is approximately 800 metres below surface for the first 400 metres north of the property boundary. Continuing northward, the depth to the top of anomaly appears to gradually increase.

The continuation of the IP anomaly under the younger granitic rocks outcropping at the northern boundary of the Oyu Tolgoi block indicates that the northern Boundary Fault, previously thought to cut off the northern extension of the Hugo North deposit, is a shallow-dipping feature that might not extend to the depth of the Hugo North deposit.

The IP survey indicates two linear chargeability highs on the northerly extension that might denote zones of increased sulphide content. As such, these will be prioritized for future diamond drilling to test the potential of the northerly extension of the Hugo North deposit beyond the boundary of Ivanhoe’s Oyu Tolgoi block. Drilling on the joint-venture ground is

2

expected to begin following completion of detailed surveying of the chargeability anomaly to fully define the vertical extent of the anomaly. This drilling likely will commence once the deep-drilling program on the Oyu Tolgoi property has reached the northern boundary. To date, the deep drilling has extended the high-grade copper and gold mineralization in Hugo North to within 300 metres of the joint-venture boundary.

Ivanhoe’s current drilling program at Hugo North includes two deep-hole rigs drilling 150-metre step-out holes on the northern strike extension, utilizing a navi-drill system to fan multiple holes off a single pilot hole. In addition, six rigs are drilling in-fill holes to bring the Hugo North deposit from a drill-inferred to a drill-indicated status and one rig is drilling geotechnical holes at right angles to the northerly trend of the deposit to verify the deposit’s favourable caving characteristics. Additional deep-hole drill rigs have been secured and are being mobilized to site.

Hugo North is part of the 2.8-kilometre-long Hugo Dummett Deposit, which in turn is part of the now 5.8-kilometre-long chain of deposits discovered to date by Ivanhoe at Oyu Tolgoi. Hugo North contains what is believed to be the highest-grade copper mineralization in a porphyry setting anywhere in the world. Ivanhoe’s recent drilling has extended the open-ended Hugo North deposit to at least 1.6 kilometres.

Ivanhoe has the right to earn a participating interest of 80% in all minerals extracted below a sub-surface depth of 560 metres on the Ivanhoe-Entrée Gold joint-venture property, and a 70% interest in all minerals extracted from surface to a depth of 560 metres, by spending US$35 million on exploration and/or development of the property over eight years. Ivanhoe is required to spend a minimum of US$3 million during the first year in exploration, consisting of US$500,000 on geophysics and US$2.5 million on drilling. This US$3 million investment will secure for Ivanhoe a long-term option to utilize any and all rights Entrée may have for the surface of the optioned property to construct mine buildings, tailings ponds, waste dumps, power lines and roads, providing that Ivanhoe first completes condemnation drilling to ensure that there is no economic mineralization below the surface of the areas directly affected. With the expenditure of US$5 million in the first year, Ivanhoe will have the right to continue earning its interest in the joint-venture property.

Additional IP Anomalies Identified

Approximately 1,800 metres north of the joint-venture property boundary and 900 metres to the east of the Hugo North trend anomaly, the IP surveying also detected a weak, semi-circular IP anomaly that may represent a very deep target down-dip of the main Hugo North anomaly.

Approximately two kilometres west-northwest of the Hugo North deposit, a large anomaly also has been outlined, measuring 2.2 kilometres by 500 metres. Preliminary surveys indicate that the depth to the top of this feature appears to be approximately 300 metres at the southern end and 450 metres at the northern end. Depth extent of this feature appears good. Another smaller anomaly has been defined mid-way between this feature and the Hugo North trend anomaly. The depth to top of this anomaly appears to be approximately 300 metres, but depth extent appears more limited.

Resistivity data indicate that both these IP anomalies are related to high-resistivity features, possibly porphyry intrusive rocks at depth much like those associated with the gold-rich

3

porphyries found on the Hugo North trend anomaly. Planned detailed section work in this area will better define these targets prior to drilling. The fact that these two anomalies parallel the trend of the Hugo North anomaly is encouraging since Oyu Tolgoi is a structurally-controlled deposit and it is common to find smaller, but significant, flanking mineralized structures adjacent to the main deposit.

In the far northwest sector of the joint-venture grid, a large, weak north-northwest-oriented anomaly has been defined. This likely is a very deep target that will need further work to define its depth and depth extent prior to drilling. Deeper-probing geophysics likely will enhance this target.

Zones of high chargeability as detected by IP surveys typically define sulphide mineralization that may or may not have economic copper and gold values. The commonest form of sulphide mineralization is pyrite, which often produces strong chargeability anomalies. Chalcopyrite, bornite and chalcocite, the primary copper-bearing sulphide minerals found at Oyu Tolgoi, are usually associated with pyrite and contribute in part to the chargeability response. The Hugo Dummett copper-rich mineralization typically lies along the eastern flank of the strong north-northeasterly-trending chargeability anomaly. Only at the northern-most end of the anomaly on the Oyu Tolgoi ground does the copper-and gold-rich mineralization merge with the axis of the chargeability anomaly. The northern extension of the chargeability anomaly onto the joint-venture property will have to be diamond-drilled on regular intervals to test for the presence of copper and gold.

Charles N. Forster, P.Geo., Ivanhoe Mines’ Turquoise Hill Manager, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information in this release. Grant Hendrickson, P.Geo., Ivanhoe Mines’ geophysical contractor, also a qualified person as defined by National Instrument 43-101, supervised the collection of the geophysical data and its interpretation presented herein.

Ivanhoe has a 100% interest in the Oyu Tolgoi gold and copper project in Mongolia and owns or controls exploration rights covering approximately 118,000 square kilometres in central and southern Mongolia, where additional copper and gold discoveries have been made. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar and iron ore products from ABM Mining’s Savage River mine in Australia.

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts in North America
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning Ivanhoe’s planned exploration and the other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian, US and Australian securities regulators.